FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of October 2011
No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

On October 11, 2011, the registrant announces that TowerJazz Global Symposium to be held on November 2-3, 2011 in Newport Beach, CA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 11, 2011	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz Global Symposium to be held on November 2-3, 2011 in Newport Beach, CA

Includes Aerospace & Defense focused day on 11/2 and Commercial day on 11/3

NEWPORT BEACH, Calif., October 11, 2011 –TowerJazz, the global specialty foundry leader, announced today its sixth annual technology conference, the TowerJazz Global Symposium (TGS) to be held at its Newport Beach, CA facility on November 2-3, 2011. TGS will be comprised of an Aerospace and Defense focused day on November 2 and a Commercial Day on November 3. This year, TowerJazz will highlight its mission to be the global source for a broad range of customized technologies and unique design enablement platforms to facilitate diverse solutions. Guest speakers include executives from ARMY NVESD, Microsemi, NASA Goddard, SaberTek, and SRI as well as professors from UCI and UCSD. To find out more or register, please visit: http://towerjazz.com/tgs/#tgs.

The Aerospace & Defense focused day will feature an overview of TowerJazz technologies such as SiGe and CMOS Image Sensor (CIS) as well as a presentation on radiation tolerance by Jonathan Pellish, NASA Goddard. The keynote presented on this day by Dr. Phil Perconti, Director, Science and Technology Division, ARMY Night Vision and Electronic Sensors Directorate (NVESD) will focus on "Army Future Trends for CMOS Image Sensors and IR Read-Out Integrated Circuits.”

The commercial day highlights TowerJazz’s strategy and achievements to be its customers’ global source for diverse solutions.  The keynote will be presented by Russell Ellwanger, TowerJazz Chief Executive Officer. In addition, company executives will provide overviews and updates of TowerJazz’s broad range of technology solutions including SiGe/RF/High Performance Analog, Power Management, CMOS image sensors, MS/CMOS and its world-class Design Enablement capabilities.  Also, the Company has expanded its capacity and will discuss its recent acquisition of the Fab in Nishiwaki, Japan and its business strategy.

All participants will have an opportunity to meet with top executives from TowerJazz and many leading semiconductor industry companies. Major EDA vendors and IP providers will be available to discuss the most comprehensive and updated design solutions. For more information or online registration, please visit: http://towerjazz.com/tgs/#tgs.

TGS gold sponsors include: Agilent, Cadence, GSA, Kilopass, Mentor Graphics, Quik-Pak, Silvaco, Synopsys, and Toppan.  Silver sponsors include: AWR, Flip Chip, GDSI, Novocell, Photronics, Presto-Engineering, and Tanner EDA.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor Ltd. and its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Company/Media Contact:
Lauri Julian
949/715-3049
lauri.julian@towerjazz.com

Investor Relations Contact:
Levi Noit
+972 4 604 7066
noit.levi@towerjazz.com